FORM 18-K/A
AMENDMENT NO. 3
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of the
UNITED MEXICAN STATES
(Name of Registrant)
Date of end of last fiscal year: December 31, 2004
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
Edmundo González Herrera
Financial Representative — New York Office
Banco Nacional de Comercio Exterior, S.N.C.
757 Third Avenue, Suite 2403
New York, New York 10017
Copies to:
Wanda J. Olson
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
*The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the United Mexican States on Form 18-K for the year ended December 31, 2004 comprises:
(a) Pages numbered 1 to 4 consecutively.
(b) The following exhibits:
Exhibit 1:	Form of Sub-Authorization Certificate for U.S. $3,000,000,000 of 5.625% Global Notes due 2017, including the form of the Note

Exhibit 2:	Terms Agreement, dated March 3, 2006, between the United Mexican States and the Managers relating to 5.625% Global Notes due 2017

Exhibit 3:	Names and Addresses of the Managers

Exhibit 4:	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to U.S. $3,000,000,000 of 5.625% Global Notes due 2017
     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

2

SIGNATURE PAGE
EXHIBIT INDEX
EX-99.1: FORM OF SUB-AUTHORIZATION CERTIFICATE
EX-99.2: TERMS AGREEMENT
EX-99.3: NAMES OF ADDRESSES OF THE MANAGERS
EX-99.4: OPINION OF CLEARY GOTTLIEB STEEN & HAMILTON LLP

SIGNATURE PAGE
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the United Mexican States, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mexico, Federal District, Mexico on the 13th day of March, 2006.

By:	/s/ Gerardo Rodríguez Regordosa
Name: Gerardo Rodríguez Regordosa
Title: Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

3

EXHIBIT INDEX
Exhibit 1:	Form of Sub-Authorization Certificate for U.S. $3,000,000,000 of 5.625% Global Notes due 2017, including the form of the Note

Exhibit 2:	Terms Agreement, dated March 3, 2006, between the United Mexican States and the Managers relating to 5.625% Global Notes due 2017

Exhibit 3:	Names and Addresses of the Managers

Exhibit 4:	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to U.S. $3,000,000,000 of 5.625% Global Notes due 2017

4